CARPARTS.COM, INC.

January 20, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CarParts.com, Inc.—Registration Statement on Form S-3 (File No. 333-292736)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-292736) (the “Registration Statement”) of CarParts.com, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on January 22, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Dan Lyman at (801) 933-4028.

Very truly yours,

CARPARTS.COM, INC.

/s/ David Meniane
David Meniane
Chief Executive Officer